UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IVANHOE MINES LTD.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

46579N
(CUSIP Number)

31 December 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N	Page 2 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Robert Martin Friedland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION American and Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 102,142,325 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 102,452,325 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,452,325

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.0%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 46579N	Page 3 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 81,141,524 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 81,141,524 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,141,524

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.5%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 46579N	Page 4 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 81,141,524 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 81,141,524 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,141,524

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.5%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 46579N	Page 5 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Australian Bulk Minerals SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 50,322,533 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 50,322,533 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,322,533

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 46579N	Page 6 of 9 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Goldamere Holdings SRL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 50,322,533 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 50,322,533 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,322,533

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 46579N	Page 7 of 9 Pages

SCHEDULE 13G

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned are hereby amending their Schedule 13G Statement dated December 31, 2003 (the “Schedule 13G”) to reflect the vested options held by Mr. Friedland. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13G.

Item 1.

No Changes.

Item 2.

No Changes.

Item 3.

No Changes.

Item 4.    Ownership

a.	Amount Beneficially Owned:

Goldamere directly beneficially owns an aggregate of 50,322,533 Shares. ABM may be deemed to beneficially own an aggregate of 50,322,533 Shares as a result of its voting and dispositive power over 50,322,533 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to beneficially own an aggregate of 81,141,524 Shares as a result of its voting and dispositive power over 50,322,533 Shares beneficially owned by ABM, its 91.91% subsidiary, in addition to the 30,818,991 Shares owned directly by it. Newstar Holdings may be deemed to beneficially own an aggregate of 81,141,524 Shares as a result of its voting and dispositive power over 81,141,524 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to beneficially own an aggregate of 102,452,325 Shares as a result of his voting and dispositive over 81,141,524 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 21,310,801 Shares owned directly by him, 1,500,000 of which are options exercisable into Shares in the next 60 days.

b.	Percent of class:

Mr. Friedland may be deemed to beneficially own approximately 27.0% of the outstanding Common Shares. Newstar Holdings and Newstar Securities may be deemed to beneficially own approximately 21.5% of the outstanding Common Shares. ABM and Goldamere may be deemed to beneficially own approximately 13.3% of the outstanding Common Shares.

CUSIP No. 46579N	Page 8 of 9 Pages

SCHEDULE 13G

c.	Number of shares as to which such person has sole and shared power to vote and sole and shared power to dispose:

Goldamere may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares it beneficially owns. ABM may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares beneficially owned by ABM, its 91.91% subsidiary, in addition to the 30,818,991 Shares owned directly by it. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 81,141,524 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 81,141,524 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 21,310,801 Shares owned directly by him, 1,500,000 if which are options exercisable into Shares in the next 60 days.

Item 5.

No changes.

Item 6.

No changes.

Item 7.

No changes.

Item 8.

No changes.

Item 9.

No changes.

Item 10.

No changes.

[Remainder of page intentionally left blank]

CUSIP No. 46579N	Page 9 of 9 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2008

By:	/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

NEWSTAR SECURITIES SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

AUSTRALIAN BULK MINERALS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President

GOLDAMERE HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland Title: President